                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                               AMENDMENT NO. 5 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Zenith National Insurance Corp.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    989390109
                                 (CUSIP Number)

                                   Paul Rivett
                                 Vice President
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                            Telephone: (416) 367-4941
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - With a copy to -

                             Christopher J. Cummings
                             Shearman & Sterling LLP
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                               September 29, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule became of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
       1934 or otherwise subject to the liabilities of that section of the
           Act but shall be subject to all other provisions of the Act
                            (however, see the Notes).

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 2 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   V. PREM WATSA
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   CANADIAN
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        2,564,021
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   2,564,021
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            2,564,021
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     11.2% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   IN
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 3 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   1109519 ONTARIO LIMITED
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   ONTARIO, CANADA
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        2,564,021
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   2,564,021
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            2,564,021
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     11.2% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 4 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   THE SIXTY TWO INVESTMENT COMPANY LIMITED
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   BRITISH COLUMBIA, CANADA
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        2,564,021
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   2,564,021
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            2,564,021
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     11.2% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 5 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   810679 ONTARIO LIMITED
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   ONTARIO, CANADA
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        2,564,021
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   2,564,021
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            2,564,021
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     11.2% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 6 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   FAIRFAX FINANCIAL HOLDINGS LIMITED
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   CANADA
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        2,564,021
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   2,564,021
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            2,564,021
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     11.2% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 7 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   CRC (BERMUDA) REINSURANCE LIMITED
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   BERMUDA
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        323,574
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   323,574
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            323,574
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     1.4%
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 8 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   FFHL GROUP LTD.
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   CANADA
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        2,240,447
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   2,240,447
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            2,240,447
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     9.8% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 9 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   FAIRFAX INC.
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   WYOMING
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        2,240,447
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   2,240,447
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            2,240,447
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     9.8% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 10 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   TIG HOLDINGS, INC.
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   DELAWARE
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        0
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   0
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            0
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     0.0% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 11 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   TIG INSURANCE GROUP, INC.
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   DELAWARE
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        0
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   0
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            0
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     0.0% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 12 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   TIG INSURANCE COMPANY
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   CALIFORNIA
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        0
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   0
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            0
--------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     0.0% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (see instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 13 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   ODYSSEY RE HOLDINGS CORP.
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   DELAWARE
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        0
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   0
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            0
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     0.0% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 14 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   ODYSSEY AMERICA REINSURANCE CORPORATION
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   CONNECTICUT
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        0
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   0
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            0
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     0.0% (see Item 5)
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 15 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   CLEARWATER INSURANCE COMPANY
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   DELAWARE
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        0
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   0
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            0
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     0.0%
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 16 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   CRUM & FORSTER HOLDINGS CORP.
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   DELAWARE
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        2,240,447
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   2,240,447
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            2,240,447
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     9.8%
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 17 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   CRUM & FORSTER HOLDING INC.
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   DELAWARE
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        2,240,447
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   2,240,447
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            2,240,447
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     9.8%
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 18 of 52 Pages
---------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person   UNITED STATES FIRE INSURANCE COMPANY
---------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [X]
---------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------
(4)    Source of Funds   WC
---------------------------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).  [ ]
---------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization   DELAWARE
---------------------------------------------------------------------------------------------------
                                               (7)  Sole Voting Power
                Number of
           Shares Beneficially                 (8)  Shared Voting Power        2,240,447
                  Owned
                 by Each                       (9)  Sole Dispositive Power
                Reporting
               Person With                     (10) Shared Dispositive Power   2,240,447
---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person            2,240,447
---------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       [ ]
---------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     9.8%
---------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------------------------------------------

          This Amendment No. 5 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 6, 1999 by Fairfax Financial Holdings Limited ("Fairfax"), Hamblin Watsa Investment Counsel Ltd., The Sixty Two Investment Company Limited and V. Prem Watsa relating to the purchase of 6,574,445 shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith National Insurance Corp., a Delaware insurance holding company ("Zenith"), pursuant to a Stock Purchase Agreement (the "1999 Stock Purchase Agreement") dated as of June 25, 1999 between Fairfax and Reliance Insurance Company, which Statement on Schedule 13D (such schedule, as amended, being the "Schedule 13D") was amended by (i) Amendment No. 1 to the Statement on Schedule 13D relating to the Stock Purchase Agreement (the "2001 Stock Purchase Agreement") dated as of November 21, 2001 between Clearwater Insurance Company ("Clearwater"), a Delaware corporation, formerly known as Odyssey Reinsurance Corporation, and Zenith, providing for the purchase and sale of 1,000,000 shares of Common Stock of Zenith, (ii) Amendment No. 2 to the Statement on Schedule 13D relating to the purchase on March 21, 2003 by Odyssey America Reinsurance Corporation ("Odyssey America"), a Connecticut corporation, of $30,000,000 aggregate principal amount of 5.75% convertible senior notes due 2023 of Zenith (the "Senior Notes"), which Senior Notes are currently convertible, as described below in Item 5, into 1,200,000 shares of Common Stock of Zenith, (iii) Amendment No. 3 to the Statement on Schedule 13D relating to the sale of 3,100,000 shares of Common Stock of Zenith by certain subsidiaries of Fairfax pursuant to an underwriting agreement, dated as of July 27, 2004, among the underwriters named in Schedule A thereto, Zenith and certain subsidiaries of Fairfax, as selling stockholders, in connection with the sale of such shares in a public offering pursuant to a registration statement on Form S-3 filed by Zenith with the Commission; and (iv) Amendment No. 4 to the Statement on Schedule 13D relating to the sale of 2,000,000 shares of Common Stock of Zenith by certain subsidiaries of Fairfax on August 2, 2005.

          This Amendment No. 5 relates to the sale (the "Transaction") of 157,524 shares of Common Stock of Zenith and $30,000,000 aggregate principal amount of the Senior Notes by certain subsidiaries of Fairfax on September 29, 2005. The closing of the Transaction is subject to customary conditions.

          The following amendments to Items 2, 4, 5 and 7 of the Schedule 13D are hereby made.

ITEM 2. IDENTITY AND BACKGROUND

          Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

          "This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

          1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

          2. 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

          3. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

          4. 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

          5. Fairfax, a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519, and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

          6. CRC (Bermuda) Reinsurance Limited ("CRC (Bermuda)"), a corporation incorporated under the laws of Bermuda, is a wholly-owned subsidiary of Fairfax. The principal business of CRC (Bermuda) is reinsurance. The principal business address and principal office address of CRC (Bermuda) is c/o Westbrook Limited, Richmond House, 12 Par-la-Ville Road, P.O. Box HM 1022 Hamilton, HM DX Bermuda.

          7. FFHL Group Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of FFHL Group Ltd. is as a holding company. The principal business address and principal office address of FFHL Group Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

          8. Fairfax Inc., a corporation incorporated under the laws of Wyoming, is a wholly-owned subsidiary of Fairfax. The principal business of Fairfax Inc. is as a holding company. The principal business address and principal office address of Fairfax Inc. is 300 First Stamford Place, Stamford, CT 06902;

          9. TIG Holdings, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Holdings, Inc. is as a holding company. The principal business address and principal office address of TIG Holdings, Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

          10. TIG Insurance Group, Inc. ("TIG Insurance Group"), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. The principal business of TIG Insurance Group is as a holding company. The principal business address and principal office address of TIG Insurance Group is 5205 North O'Connor Blvd., Irving, Texas 75039;

          11. TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a majority-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 5205 North O'Connor Blvd., Irving, Texas 75039;

          12. Odyssey Re Holdings Corp. ("OdysseyRe"), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. The principal business of OdysseyRe is as a holding company. The principal business address and principal office address of OdysseyRe is 300 First Stamford Place, Stamford, Connecticut 06902;

          13. Odyssey America, a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of OdysseyRe. The principal business of Odyssey America is reinsurance. The principal business address and principal office address of Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902;

          14. Clearwater, a corporation incorporated under the laws of Delaware, formerly known as Odyssey Reinsurance Corporation, is a wholly-owned subsidiary of Odyssey America. The principal business of Clearwater is reinsurance and insurance. The principal business address and principal office address of Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902;

          15. Crum & Forster Holdings Corp., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Crum & Forster Holdings Corp. is as a holding company. The principal business address and principal office address of Crum & Forster Holdings Corp. is 305 Madison Avenue, P.O. Box 1973, Morristown, New Jersey 07962;

          16. Crum & Forster Holding Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Crum & Forster Holding Inc. is as a holding company. The principal business address and principal office address of Crum & Forster Holding Inc. is 305 Madison Avenue, P.O. Box 1973, Morristown, New Jersey 07962; and

          17. United States Fire Insurance Company ("US Fire"), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of

               Fairfax. The principal business of US Fire is insurance. The principal business address and principal office address of US Fire is 305 Madison Avenue, P.O. Box 1973, Morristown, New Jersey 07962.

          Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, CRC (Bermuda), FFHL Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG, OdysseyRe, Odyssey America, Clearwater, Crum & Forster Holdings Corp., Crum & Forster Holding Inc. or US Fire that such person is the beneficial owner of the shares of Common Stock of Zenith referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

          The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons (other than V. Prem Watsa, an individual) are set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O or P, as the case may be, and such Annexes are incorporated herein by reference.

          Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the shares of Common Stock of Zenith.

          During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 4. PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

          "The shares of Common Stock of Zenith referred to herein have been acquired by the Reporting Persons for investment purposes and not for the purposes of, or in connection with, or as a participant in, any transaction having the purpose of changing or influencing the control of Zenith. Fairfax and Zenith have entered into a standstill agreement dated as of June 30, 1999 (the "Original Standstill Agreement") as amended by Amendment No. 1 to the Standstill Agreement dated March 21, 2003 (the "Standstill Amendment", and together with the Original Standstill Agreement, the "Standstill Agreement") which prohibits Fairfax, subject to the terms and conditions set forth in the Standstill Agreement, from acquiring any additional securities or assets of Zenith until the earlier of (i) December 31, 2006 or (ii) the date on which Stanley R. Zax is no longer the full-time President and Chairman of the Board of Directors of Zenith. In addition, Fairfax has entered into a Proxy Agreement dated March 28, 2002 (the "Proxy

Agreement") appointing John Clark (the "Trustee") as its proxy with respect to all matters for which Fairfax and all of its subsidiary corporations have the right to vote shares of Common Stock of Zenith. Under the Proxy Agreement, the Trustee shall vote such shares in the same proportion as the vote ultimately cast by all other voting stockholders. In the event that a proxy contest not supported by management occurs while the Standstill Agreement remains in effect, the Trustee shall vote as recommended by management of Zenith.

          The Reporting Persons have the following plans and proposals:

          (a) The Reporting Persons have no current intention to acquire or dispose of securities of Zenith, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Zenith, including the price and availability of the securities of Zenith, subsequent developments affecting Zenith's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of Zenith or may decide in the future to sell all or part of their investment in Zenith;

          (b) The Reporting Persons have no plans or proposals to cause Zenith to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of Zenith or any of its subsidiaries;

          (c) The Reporting Persons have no plans or proposals to cause Zenith or any of its subsidiaries to sell or transfer a material amount of assets;

          (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of Zenith, whether through a change in the number or term of directors or otherwise;

          (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of Zenith;

          (f) The Reporting Persons have no plans or proposals to cause Zenith to make any other material change in its business or corporate structure;

          (g) The Reporting Persons have no plans or proposals to cause Zenith to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of Zenith by any person;

          (h) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of Zenith to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

          (i) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of Zenith to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

          (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

          The descriptions in this Item 4 of the Standstill Agreement and the Proxy Agreement are qualified in their entirety by reference to the Standstill Agreement and the Proxy Agreement, copies of which have been filed as Exhibits to this Schedule 13D."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

          "(a) Based on the most recent information available, the aggregate number and percentage of the shares of Common Stock of Zenith (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons (including, where applicable, shares of Common Stock of Zenith issuable upon conversion of the Senior Notes, which are currently convertible as described below) are set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

          (b) The numbers of shares of Common Stock of Zenith as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

          (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O or P, beneficially owns, or during the last 60 days has acquired or disposed of, any shares of Common Stock of Zenith.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of Zenith held by the Reporting Persons other than each of the Reporting Persons.

          (e) Not applicable."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

          "5.0 Joint Filing Agreement dated as of October 3, 2005 among V. Prem
               Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited., CRC (Bermuda) Reinsurance Limited, FFHL Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, Odyssey Re Holdings Corp.,

               Odyssey America Reinsurance Corporation, Clearwater Insurance Company, Crum & Forster Holdings Corp., Crum & Forster Holding Inc. and United States Fire Insurance Company."

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D with respect to the undersigned is true, complete and correct.

          IN WITNESS WHEREOF, the undersigned has executed this Schedule 13D as of the 3rd day of October, 2005.

                                        V. Prem Watsa


                                        /s/ V. Prem Watsa
                                        ----------------------------------------


                                        1109519 Ontario Limited


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                            Name: V. Prem Watsa
                                            Title: President


                                        The Sixty Two Investment Company Limited


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                            Name: V. Prem Watsa
                                            Title: President

                                        810679 Ontario Limited


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                            Name: V. Prem Watsa
                                            Title: President


                                        Fairfax Financial Holdings Limited


                                        By: /s/ Paul Rivett
                                            ------------------------------------
                                            Name: Paul Rivett
                                            Title: Vice President


                                        CRC (Bermuda) Reinsurance Limited


                                        By: /s/ Ronald Schokking
                                            ------------------------------------
                                            Name: Ronald Schokking
                                            Title: Vice President


                                        FFHL Group Ltd.


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                            Name: V. Prem Watsa
                                            Title: Vice President and Director

                                        Fairfax Inc.


                                        By: /s/ John Cassil
                                            ------------------------------------
                                            Name: John Cassil
                                            Title: Vice President


                                        TIG Holdings, Inc.


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                            Name: V. Prem Watsa
                                            Title: Chairman and Director


                                        TIG Insurance Group, Inc.


                                        By: /s/ Scott Donovan
                                            ------------------------------------
                                            Name: Scott Donovan
                                            Title: President


                                        TIG Insurance Company


                                        By: /s/ Scott Donovan
                                            ------------------------------------
                                            Name: Scott Donovan
                                            Title: President

                                        Odyssey Re Holdings Corp.


                                        By: /s/ Robert Giammarco
                                            ------------------------------------
                                            Name: Robert Giammarco
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


                                        Odyssey America Reinsurance Corporation


                                        By: /s/ Robert Giammarco
                                            ------------------------------------
                                            Name: Robert Giammarco
                                            Title: Executive Vice President


                                        Clearwater Insurance Company


                                        By: /s/ Robert Giammarco
                                            ------------------------------------
                                            Name: Robert Giammarco
                                            Title: Executive President


                                        Crum & Forster Holdings Corp.


                                        By: /s/ Carol Ann Soos
                                            ------------------------------------
                                            Name: Carol Ann Soos
                                            Title: Secretary

                                        Crum & Forster Holding Inc.


                                        By: /s/ Valerie J. Gasparik
                                            ------------------------------------
                                            Name: Valerie J. Gasparik
                                            Title: Secretary


                                        United States Fire Insurance Company


                                        By: /s/ Carol Ann Soos
                                            ------------------------------------
                                            Name: Carol Ann Soos
                                            Title: Vice President

                                   ANNEX INDEX

ANNEX   DESCRIPTION
-----   -----------
A       Directors and Executive Officers of 1109519 Ontario Limited

B       Directors and Executive Officers of The Sixty Two Investment Company
        Limited

C       Directors and Executive Officers of 810679 Ontario Limited

D       Directors and Executive Officers of Fairfax Financial Holdings Limited

E       Directors and Executive Officers of CRC (Bermuda) Reinsurance Limited

F       Directors and Executive Officers of FFHL Group Ltd.

G       Directors and Executive Officers of Fairfax Inc.

H       Directors and Executive Officers of TIG Holdings, Inc.

I       Directors and Executive Officers of TIG Insurance Group, Inc.

J       Directors and Executive Officers of TIG Insurance Company

K       Directors and Executive Officers of Odyssey Re Holdings Corp.

L       Directors and Executive Officers of Odyssey America Reinsurance
        Corporation

M       Directors and Executive Officers of Clearwater Insurance Company

N       Directors and Executive Officers of Crum & Forster Holdings Corp.

O       Directors and Executive Officers of Crum & Forster Holding Inc.

P       Directors and Executive Officers of United States Fire Insurance Company

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             1109519 ONTARIO LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
V. Prem Watsa                    Chairman and Chief Executive Officer,          Canadian
(President and Director)         Fairfax Financial Holdings Limited
                                 95 Wellington Street West
                                 Suite 800
                                 Toronto, Ontario M5J 2N7

Eric P. Salsberg                 Vice President, Corporate Affairs, Fairfax     Canadian
(Assistant Secretary and         Financial Holdings Limited
Director)

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
V. Prem Watsa                    Chairman and Chief Executive Officer,          Canadian
(President and Director)         Fairfax Financial Holdings Limited
                                 95 Wellington Street West
                                 Suite 800
                                 Toronto, Ontario M5J 2N7

Eric P. Salsberg                 Vice President, Corporate Affairs, Fairfax     Canadian
(Assistant Secretary and         Financial Holdings Limited
Director)

                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
V. Prem Watsa                    Chairman and Chief Executive Officer,          Canadian
(President and Director)         Fairfax Financial Holdings Limited
                                 95 Wellington Street West
                                 Suite 800
                                 Toronto, Ontario M5J 2N7

Eric P. Salsberg                 Vice President, Corporate Affairs, Fairfax     Canadian
(Assistant Secretary and         Financial Holdings Limited
Director)

                                                                         ANNEX D

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
V. Prem Watsa                    Chairman and Chief Executive Officer,          Canadian
(Chairman and Chief Executive    Fairfax Financial Holdings Limited
Officer)                         95 Wellington Street West
                                 Suite 800
                                 Toronto, Ontario M5J 2N7

Frank B. Bennett                 President, Artesian Management Inc.            United States
(Director)                       301 Carlson Parkway,
                                 Suite 120
                                 Minnetonka, MN 55305

Robbert Hartog                   President, Robhar Investments Ltd.             Canadian
(Director)                       R.R. #1
                                 Perkinsfield, Ontario L0L 2J0

Anthony Griffiths                Independent Business Consultant                Canadian
(Director)                       Toronto, Ontario, Canada

Paul Murray                      President,                                     Canadian
(Director)                       Pine Smoke Investments
                                 Toronto, Ontario, Canada

Brandon W. Sweitzer              Senior Advisor to the President of the         United States
(Director)                       Chamber of Commerce of the United States
                                 1615 H Street, NW
                                 Washington, DC 20062

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
Greg Taylor                      Vice President and Chief                       Canadian
(Vice President and Chief        Financial Officer, Fairfax
Financial Officer)               Financial Holdings Limited

Eric P. Salsberg                 Vice President, Corporate Affairs,             Canadian
(Vice President, Corporate       Fairfax Financial Holdings Limited
Affairs)

Paul Rivett                      Vice President,                                Canadian
(Vice President)                 Fairfax Financial Holdings Limited

                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        CRC (BERMUDA) REINSURANCE LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of CRC (Bermuda) Reinsurance Limited.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
Sam Chan                         Vice President                                 Canadian
(Director and President)         Fairfax Financial Holdings Limited
                                 95 Wellington Street West, Ste. 800
                                 Toronto, ON

Charles Collis                   Attorney                                       British/Bermudian
(Director)                       Conyers Dill & Pearman
                                 Clarendon House, Church Street
                                 Hamilton, Bermuda

Christopher Garrod               Attorney                                       British/Bermudian
(Director)                       Conyers Dill & Pearman
                                 Clarendon House, Church Street
                                 Hamilton, Bermuda

Ronald Schokking                 Vice President, Finance                        Canadian
(Director, Vice President        Fairfax Financial Holdings Limited
and Treasurer)

Bradley P. Martin                Vice President                                 Canadian
(Vice President)                 Fairfax Financial Holdings Limited

Eric P. Salsberg                 Vice President, Corporate Affairs              Canadian
(Vice President)                 Fairfax Financial Holdings Limited

                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 FFHL GROUP LTD.

          The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
James F. Dowd                    President and Chief Executive Officer,         United States
(Chairman)                       Fairfax Inc.
                                 305 Madison Avenue
                                 Morristown, NJ  07962

Eric P. Salsberg                 Vice President, Corporate Affairs,             Canadian
(Vice President and Director)    Fairfax Financial Holdings Limited
                                 95 Wellington Street West
                                 Suite 800
                                 Toronto, Ontario  M5J 2N7

Bradley P. Martin                Vice President,                                Canadian
(Vice President and Secretary)   Fairfax Financial Holdings Limited

V. Prem Watsa                    Chairman and Chief Executive Officer,          Canadian
(Vice President and Director)    Fairfax Financial Holdings Limited

Ronald Schokking                 Vice President, Finance                        Canadian
(Vice President)                 Fairfax Financial Holdings Limited

M. Jane Williamson               Vice President,                                Canadian
(Director)                       Fairfax Financial Holdings Limited

                                                                         ANNEX G

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
Eric P. Salsberg                 Vice President, Corporate Affairs,             Canadian
(Vice President and Director)    Fairfax Financial Holdings Limited
                                 95 Wellington Street West
                                 Suite 800
                                 Toronto, Ontario M5J 2N7

James F. Dowd                    Chairman, President and Chief Executive        United States
(Chairman, President & CEO)      Officer, Fairfax Inc.
                                 305 Madison Avenue
                                 Morristown, NJ 07962

Ronald Schokking                 Vice President, Finance,                       Canadian
(Vice President)                 Fairfax Financial Holdings Limited

Trevor J. Ambridge               Vice President and Chief Financial Officer,    Canadian
(Vice President)                 Fairfax Financial Holdings Limited

John Cassil                      Vice President,                                United States
(Vice President)                 Fairfax Inc.

                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

          The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
V. Prem Watsa                    Chairman and Chief Executive Officer,          Canadian
(Chairman and Director)          Fairfax Financial Holdings Limited
                                 95 Wellington Street West
                                 Suite 800
                                 Toronto, Ontario M5J 2N7

Trevor J. Ambridge               Vice President and Chief                       Canadian
(Director)                       Financial Officer,
                                 Fairfax Financial Holdings Limited

Dennis C. Gibbs                  Chief Executive Officer and Director,          United States
(Chief Executive Officer         TIG Insurance Company
and Director)

R. Scott Donovan                 President and Director,                        United States
(President and Director)         TIG Insurance Company

Michael J. Sluka                 Senior Vice President, Chief Financial         United States
(Senior Vice President,          Officer, Treasurer and Director,
Chief Financial Officer,         TIG Insurance Company
and Treasurer)

                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            TIG INSURANCE GROUP, INC.

          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group, Inc.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
R. Scott Donovan                 President and Director,                        United States
(President and Director)         TIG Insurance Company

Dennis C. Gibbs                  Chief Executive Officer and Director,          United States
(Chief Executive Officer and     TIG Insurance Company
Director)

Charles G. Ehrlich               Senior Vice President and Director,            United States
(Senior Vice President,          TIG Insurance Company
General Counsel and Secretary)

Michael J. Sluka                 Senior Vice President, Chief Financial         United States
(Senior Vice President,          Officer, Treasurer and Director,
Chief Financial Officer,         TIG Insurance Company
Treasurer, and Director)

William J. Gillett               Managing Director -- Europe                    United States
(Director)                       RiverStone Holdings Limited
                                 2nd Floor, Mint House, 77 Mansell Street
                                 London, UK E1 8AF

                                                                         ANNEX J

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
Dennis C. Gibbs                  Chairman, Chief Executive Officer and          United States
(Chairman, Chief Executive       Director,
Officer and Director)            TIG Insurance Company

R. Scott Donovan                 President and Director,                        United States
(President and Director)         TIG Insurance Company

Charles G. Ehrlich               Senior Vice President and Director,            United States
(Senior Vice President and       TIG Insurance Company
Director)

John M. Parker                   Senior Vice President, General                 United States
(Senior Vice President,          Counsel, and Secretary,
General Counsel, and             TIG Insurance Company
Secretary)

Robert L. Gossett                Senior Vice President and Director,            United States
(Senior Vice President and       TIG Insurance Company
Director)

Michael J. Sluka                 Senior Vice President, Chief Financial         United States
(Senior Vice President, Chief    Officer, Treasurer and Director,
Financial Officer, Treasurer     TIG Insurance Company
and Director)

                                                                         ANNEX K

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ODYSSEY RE HOLDINGS CORP.

          The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
V. Prem Watsa                    Chairman and Chief Executive Officer,          Canadian
(Chairman)                       Fairfax Financial Holdings Limited
                                 95 Wellington Street West
                                 Suite 800
                                 Toronto, Ontario M5J 2N7

James F. Dowd                    President and Chief Executive Officer,         United States
(Vice Chairman)                  Fairfax Inc.
                                 305 Madison Avenue
                                 Morristown, NJ 07962

Andrew Barnard                   President, Chief Executive Officer, and        United States
(President, Chief Executive      Director
Officer and Director)            Odyssey Re Holdings Corp.
                                 300 First Stamford Place,
                                 Stamford, Connecticut 06902

Michael G. Wacek                 Executive Vice President,                      United States
(Executive Vice President)       Odyssey Re Holdings Corp.

Robert Giammarco                 Executive Vice President and Chief             Canadian
(Executive Vice President and    Financial Officer,
Chief Financial Officer)         Odyssey Re Holdings Corp.

Anthony J. Narciso, Jr.          Senior Vice President and Controller,          United States
(Senior Vice President and       Odyssey Re Holdings Corp.
Controller)

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
Donald L. Smith                  Senior Vice President,                         United States
(Senior Vice President,          General Counsel and Corporate Secretary,
General Counsel and Corporate    Odyssey Re Holdings Corp.
Secretary)

Frank B. Bennett                 President, Artesian Management Inc.            United States
(Director)                       301 Carlson Parkway,
                                 Suite 120
                                 Minnetonka, MN 55305

Anthony F. Griffiths             Independent Consultant and Corporate           Canadian
(Director)                       Director,
                                 95 Wellington Street West
                                 Suite 800
                                 Toronto, Ontario M5J 2N7

Robbert Hartog                   President, Robhar Investments Ltd.             Canadian
(Director)                       R.R. #1
                                 Perkinsfield, Ontario L0L 2J0

Brandon W. Sweitzer              Senior Advisor to the President of the         United States
(Director)                       Chamber of Commerce of the United States
                                 1615 H Street, NW
                                 Washington, DC 20062

Samuel A. Mitchell               Principal, Hamblin Watsa Investment Counsel,   United States
(Director)                       Ltd.
                                 Toronto, Ontario, Canada

                                                                         ANNEX L

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                     ODYSSEY AMERICA REINSURANCE CORPORATION

          The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
Andrew A. Barnard                President, Chief Executive Officer, and        United States
(Chairman, Chief Executive       Director
Officer and Director)            Odyssey Re Holdings Corp.
                                 300 First Stamford Place,
                                 Stamford, Connecticut 06902

Michael G. Wacek                 Executive Vice President,                      United States
(President and Director)         Odyssey Re Holdings Corp.

Mark W. Hinkley                  Executive Vice President,                      United States
(Executive Vice President and    Odyssey America Reinsurance Corporation
Director)                        300 First Stamford Place
                                 Stamford, CT 06902

James E. Migliorini              Executive Vice President,                      United States
(Senior Vice President and       Odyssey America Reinsurance Corporation
Director)

Donald L. Smith                  Senior Vice President, General Counsel and     United States
(Senior Vice President and       Corporate Secretary,
General Counsel and Director)    Odyssey Re Holdings Corp.

Brian D. Young                   Executive Vice President,                      United States
(Executive Vice President and    Odyssey America Reinsurance Corporation
Director)

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -----------
Robert Giammarco                 Executive Vice President and Chief Financial   Canadian
(Executive Vice President and    Officer,
Director)                        Odyssey Re Holdings Corp.

                                                                         ANNEX M

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          CLEARWATER INSURANCE COMPANY

          The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -------------
Andrew A. Barnard                President, Chief Executive Officer,            United States
(Chairman, Chief Executive       and Director
Officer and Director)            Odyssey Re Holdings Corp.
                                 300 First Stamford Place,
                                 Stamford, Connecticut 06902

James E. Migliorini              Executive Vice President,                      United States
(President and Director)         Odyssey America Reinsurance Corporation
                                 300 Stamford Place
                                 Stamford, CT 06902

Mark W. Hinkley                  Executive Vice President,                      United States
(Executive Vice President        Odyssey America Reinsurance Corporation
and Director)

Robert S. Bennett                Executive Vice President and Chief Actuary,    United States
(Executive Vice President,       Odyssey America Reinsurance Corporation
Chief Actuary
and Director)

Donald L. Smith                  Senior Vice President, General Counsel and     United States
(Senior Vice President,          Corporate Secretary,
General Counsel, Corporate       Odyssey Re Holdings Corp.
Secretary and Director)

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -------------
Brian D. Young                   Executive Vice President,                      United States
(Executive Vice President        Odyssey America Reinsurance Corporation
and Director)

Robert Giammarco                 Executive Vice President and Chief Financial   Canadian
(Executive Vice President        Officer,
and Director)                    Odyssey Re Holdings Corp.

Christopher L. Gallagher         Senior Vice President,                         United States
(Executive Vice President and    Odyssey America Reinsurance Corporation
Director)

                                                                         ANNEX N

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          CRUM & FORSTER HOLDINGS CORP.

          The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holdings Corp.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -------------
V. Prem Watsa                    Chairman and Chief Executive Officer,          Canadian
(Chairman)                       Fairfax Financial Holdings Limited
                                 95 Wellington Street West
                                 Suite 800
                                 Toronto, Ontario M5J 2N7

Nikolas Antonopoulos             Chief Executive Officer and President,         United States
(Chief Executive Officer and     Crum & Forster Holdings Corp. and various
President)                       other insurance subsidiaries
                                 305 Madison Avenue, P.O. Box 1973
                                 Morristown, NJ 07962

Mary Jane Robertson              Executive Vice President, Chief Financial      United States
(Executive Vice President,       Officer and Treasurer,
Chief Financial                  Crum & Forster Holdings Corp. and various
Officer and Treasurer)           other insurance subsidiaries

Frank B. Bennett                 President, Artesian Management Inc.            United States
(Director)                       301 Carlson Parkway,
                                 Suite 120
                                 Minnetonka, MN 55305

Robbert Hartog                   President, Robhar Investments Ltd.             Canadian
(Director)                       R.R. #1
                                 Perkinsfield, Ontario L0L 2J0

Anthony Griffiths                Independent Business Consultant                Canadian
(Director)                       Toronto, Ontario, Canada

                                                                         ANNEX O

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           CRUM & FORSTER HOLDING INC.

          The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holding Inc.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -------------
Nikolas Antonopoulos             Chief Executive Officer and President,         United States
(Chairman, Chief Executive       Crum & Forster Holdings Corp. and various
Officer and Director)            other insurance subsidiaries
                                 305 Madison Avenue, P.O. Box 1973
                                 Morristown, NJ 07962

Joseph F. Braunstein, Jr.        President,                                     United States
(President and Director)         Crum & Forster Holding Inc. and various
                                 other insurance subsidiaries
                                 305 Madison Avenue
                                 Morristown, NJ 07962

Mary Jane Robertson              Executive Vice President, Chief Financial      United States
(Executive Vice President,       Officer and Treasurer,
Treasurer and Director)          Crum & Forster Holdings Corp. and various
                                 other insurance subsidiaries

Douglas M. Libby                 President,                                     United States
(Senior Vice President and       Seneca Insurance Company
Director)                        160 Water Street
                                 New York, NY  10038

                                                                         ANNEX P

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      UNITED STATES FIRE INSURANCE COMPANY

          The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT AND THE NAME,
                                 PRINCIPAL BUSINESS AND ADDRESS OF
                                 ANY CORPORATION OR OTHER
                                 ORGANIZATION IN WHICH SUCH
NAME                             EMPLOYMENT IS CONDUCTED                        CITIZENSHIP
----                             --------------------------------------------   -------------
Nikolas Antonopoulos             Chief Executive Officer and President,         United States
(Chief Executive Officer,        Crum & Forster Holdings Corp. and various
Chairman and Director)           other insurance subsidiaries
                                 305 Madison Avenue, P.O. Box 1973
                                 Morristown, NJ 07962

Joseph F. Braunstein, Jr.        President,                                     United States
(President and Director)         Crum & Forster Holding Inc. and various
                                 other insurance subsidiaries
                                 305 Madison Avenue
                                 Morristown, NJ 07962

Mary Jane Robertson              Executive Vice President, Chief Financial      United States
(Executive Vice President,       Officer and Treasurer,
Chief Financial Officer,         Crum & Forster Holdings Corp. and various
Treasurer  and Director)         other insurance subsidiaries

Dennis J. Hammer                 Senior Vice President and Controller,          United States
(Senior Vice President and       United States Fire Insurance Company,
Controller)                      305 Madison Avenue
                                 Morristown, NJ 07962

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------
5.0            Joint Filing Agreement dated as of October 3, 2005 among V. Prem
               Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company
               Limited, 810679 Ontario Limited, Fairfax Financial Holdings
               Limited., CRC (Bermuda) Reinsurance Limited, FFHL Group Ltd.,
               Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG
               Insurance Company, Odyssey Re Holdings Corp., Odyssey America
               Reinsurance Corporation, Clearwater Insurance Company, Crum &
               Forster Holdings Corp., Crum & Forster Holding Inc. and United
               States Fire Insurance Company.